ANNUAL REPORT 2001

AR/S
P.E.
12-31-01

MARLTON TECHNOLOGIES, INC.

CREATING EXHIBITS & ENVIRONMENTS

Company Profile

Marlton Technologies, Inc., through its Sparks Exhibits & Environments and DMS Store Fixtures subsidiaries, is engaged in the design, production and sale of exhibits and environments for trade shows, retail stores, themed attractions, themed interiors, museums, arenas, executive briefing centers and corporate events.

Financial Highlights

Year ended December 31,
(in thousands, except per share data)

Operations	**2001**	**2000**
Net Sales	$ 76,972	$ 92,533
Operating Profit (Loss)	(115) (1)	60 (2)
Net (Loss)	$ (1,136)	$ (1,106)
Per Common Share		
Basic Net (Loss)	$ (.14)	$ (.15)
Diluted Net (Loss)	$ (.14)	$ (.15)
Financial Position		
Working Capital	$ 6,872	$ 14,180
Long-Term Obligations	6,635	16,376
Stockholders Equity	$ 29,176	$ 27,906
Common Shares Outstanding Net of Treasury Shares	12,988	7,423
Equity Per Share	$ 2.25	$ 3.76

1. Includes an inventory provision of $0.7 million for a customer that filed for Chapter 11, and relocation costs and operating losses of $0.6 million for the Company's Orlando, Florida manufacturing operations.
2. Includes a provision of $2.0 million for accounts receivable and inventory for permanent displays customers.

To our Shareholders, Customers and Employees:

Twelve months ago, we said 2000 was the most difficult year in Marlton's history. 2001, unfortunately, presented an even tougher environment and it appears that 2002 will continue to present similar challenges. These challenges are an extension of the downturn in our economy and the reluctance of our nation's companies to spend marketing dollars. While general market conditions deteriorated substantially in 2001, those trends were compounded by the events of September 11. Retail expansion slowed, and many companies were unwilling to have their employees travel to tradeshow events. Customers of our tradeshow division cancelled their attendance as exhibitors at over 40 shows between September 11, 2001 and December 31, 2001. Our experience was consistent with the experience of the overall industry, as hundreds of tradeshows were cancelled and attendance at others declined significantly.

Facing the realities of a contracting market, our response in 2001 was to conserve cash, lower debt, and re-size the Company. We also determined that our restructuring plan, which was critical to the financial health of the Company, should include additions to top management. We had to find experienced management that could grow the Company in the most difficult of times and who knew how to better serve customers with efficiency, quality and responsiveness.

We believe that we accomplished this objective on November 20, 2001, when the Company issued 4,000,000 shares of its common stock to two individuals, Jeff Harrow and Scott Tarte, who joined the Company as its Chairman and Vice Chairman, respectively. These individuals were accomplished executives in a leading national travel company resulting in a successful sale to American Express in 1998. Along with their sales, marketing and operational talents, they contributed $2,000,000 to the equity of the Company, proving their commitment. In addition, I also contributed $500,000 as a strong believer in the future of our organization. These contributions strengthened our balance sheet and paved the way for a healthier banking relationship.

The above-mentioned transaction was made with the approval of you, our shareholders. It represents an important step in providing our Company with the leadership and flexibility to capitalize on strategic opportunities as they unfold. While it is sometimes difficult to recognize opportunity in a market downturn, it is in periods such as these when many opportunities exist. Our goal is to review each opportunity carefully – with a vigorous risk assessment process – in an effort to make the correct strategic and financial decisions.

Despite the challenges of the past and current year, we are confident that the keys to our long-term success remain achievable. We will continue to create a culture and business environment that is lean, efficient, and customer focused; an environment that is better prepared for the future. We are building a Company that provides its customers with the creativity, value, products, and services demanded by the world's leading companies.

The steps we are taking are the right ones for this difficult period. More importantly, we believe they are proper and consistent with our long-term objectives.

April 25, 2002

Robert B. Ginsburg, Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001
Commission File Number 1-7708

MARLTON TECHNOLOGIES, INC.

(Name of issuer as specified in its charter)

Pennsylvania	22-1825970
(State of incorporation)	(IRS Employer Identification Number)
2828 Charter Road, Suite 101 Philadelphia, PA	19154
(Address of principal executive offices)	(Zip Code)
Issuer's telephone number, including area code:	(215) 676-6900

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class:	Name of each exchange:
Common Stock, no par value	*American Stock Exchange*

Securities registered pursuant to Section 12 (g) of the Exchange Act: None

Check whether the Issuer (1) filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K. _X_

The aggregate market value of the voting stock held by non-affiliates of the Issuer at March 22, 2002 was $2,793,343. As of March 22, 2002, there were 12,988,499 shares of Common Stock, no par value, of the Registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: The following materials contained in the following documents are hereby incorporated by reference into this Form 10-K.

(i) Information from the Registrant's definitive proxy statement for the 2002 Annual Meeting of Shareholders, involving the election of directors, has been incorporated by reference in Part III - Items 10, 11, 12 and 13.

PART I

ITEM 1. BUSINESS

Business Development

Marlton Technologies, Inc. (the "Company") was incorporated as a New Jersey corporation in 1966. The Company's business was related to computerized electronic telecommunication systems until 1988 when it sold substantially all of its operating assets. The Company's current business is the custom design, production and sale of exhibits and environments for trade shows, museums, theme parks, themed interiors, arenas, corporate lobbies and retail stores for clients in industry, government, entertainment and commercial establishments.

In August 1990, the Company acquired the business of a Philadelphia, Pennsylvania designer and manufacturer of custom trade show exhibits, museum interiors and graphics, and provider of trade show services. In late 1990, the Company acquired the trade show exhibit division of a competitor and also established a portable exhibits group. The Company subsequently formed subsidiaries (i) during July 1991 in the Atlanta, Georgia area, (ii) during July 1992 in the San Diego, California area, and (iii) during December 1992 in the Orlando, Florida area, in each case by acquiring the assets of trade show exhibit design and manufacturing companies. During April 1996, the Company acquired an Orlando, Florida producer of business theater, theme park scenery, themed interiors, theatrical scenery and special effects. In December 1997, the Company acquired DMS Store Fixtures ("DMS") in King of Prussia, Pennsylvania, which was relocated to the Company's Philadelphia, Pennsylvania location in March 2000. DMS supplies custom made fixtures and displays to national retailers, department stores and consumer products manufacturers. In April 1998, the Company acquired a San Francisco, California area producer of exhibit properties for industrial and corporate theater events. In 1999, as part of a nationwide branding and marketing strategy, all of the Company's operating subsidiaries except DMS began doing business under the name Sparks Exhibits & Environments (collectively "Sparks"). Currently, all of the Company's operating revenues are derived from Sparks and DMS.

In February 1998, the Company acquired a 25% interest in Abex Display Systems, Inc. ("Abex"), a portable/modular trade show exhibit manufacturer based in Los Angeles, California. In February 1999, the Company acquired a 25% equity interest in an Amsterdam, Netherlands area trade show exhibit design and manufacturing company, which simultaneously changed its name to Sparks Europe, B.V. ("Sparks Europe"). The Company's investments in Abex and Sparks Europe are accounted for using the equity method with the Company recognizing its pro-rata portion of Abex and Sparks Europe operating results.

In November 2001, the Company was merged into a Pennsylvania corporation to change the Company's state of incorporation from New Jersey to Pennsylvania.

Business Description

Products and Services

The Company is engaged in the custom design, production and sale of exhibits and environments for trade shows, retail stores, theme parks, museums, arenas, executive briefing centers and corporate events. Clients include industry, government, entertainment and commercial establishments. The Company manages custom trade show projects from concept through final construction, employing sophisticated graphics and exhibit designers and computer-aided design software and hardware. In-house facilities provide a wide range of computerized design and production of graphics. Electronics and audiovisual capabilities include on-staff electronic specialists and vendor relationships which provide multi-media equipment and programs, interactive program production and customized applications. The Company provides full service trade show exhibit services, including coordination, refurbishing, shipping, storage and marketing literature distribution. Many clients are Fortune 1000 firms, who typically contract for custom trade show exhibit projects costing in excess of $200,000. Additionally, a majority of these clients store their trade show exhibits at a Company facility, where ongoing refurbishing and coordination of clients' trade show schedules are provided. The Company also represents domestic clients who desire to exhibit at international trade shows. The Company designs such exhibits, and through Sparks Europe or an international network of independent exhibit manufacturers, arranges for the manufacture and delivery of trade show exhibits to the desired trade show. The Company also designs and manufactures trade show exhibits for a number of United States subsidiaries of foreign corporations for use in domestic trade shows. In addition, the Company produces sophisticated themed exhibits for educational and entertainment venues such as museums and theme parks. Typically, the customer or its design firm prepares the design for the Company to fabricate using carpentry, sculpture, metal working and scenic artist skills. The Company also supplies custom store fixtures, showcases and point of purchase displays for retailers, having the expertise and capability to take a design from concept to installation. Engineers and designers work with the customers to develop the fixture design through computer aided design equipment. Engineering drawings are then produced and provided to third-party manufacturers with whom the Company has developed long-standing business relationships for the production of its products. These manufacturers work closely with an experienced Company project management team. Custom store fixture opportunities include outfitting new retail stores and remodeling existing stores, such as specialty apparel chains, department stores, outlet stores and drug stores. The Company made no significant disbursements during any of the last three fiscal years for research and development activities.

Marketing and Distribution

Sales by the Company to domestic customers for both domestic and international use are solicited through internal sales and marketing groups. Purchase of sophisticated exhibits and environments usually involves a substantial expenditure by the customer, and significant expertise is required to properly meet the customer's needs. Sales personnel are required to be knowledgeable with respect to the design and manufacturing of sophisticated exhibits and environments and to comply with internal profitability requirements. Sales are typically made directly to the end user of the product or service. In addition to the sales personnel, senior officers devote substantial attention to sales and marketing activities.

Manufacturing and Raw Materials

The Company designs and manufactures custom trade show exhibits utilizing an in-house staff of designers, carpenters, electricians and warehouse employees. Specialty items such as studio production are subcontracted. The Company also subcontracts to Sparks Europe and others the manufacture of exhibits for foreign trade shows. The Company coordinates shipping, exhibit set-up and removal at the customer's trade show and, in most cases, subsequently stores the exhibit for the customer. For scenic projects, the Company employs scenic carpenters and metal workers to fabricate scenery which is painted by skilled scenic artists. The Company utilizes a network of manufacturers for the production of its store fixture and display products. Raw materials for custom, scenic and portable exhibits, store fixtures and displays, as well as subcontractors for specialty work, have historically been available on commercially reasonable terms from various vendors. Portable exhibit configurations, together with graphics, are typically designed by the Company for a client and are purchased from Abex or unrelated manufacturers for resale. Graphics may be produced internally or subcontracted. Geographic distribution rights are typically granted by portable exhibit manufacturers based on annual sales volume levels. The Company has obtained such distribution rights from Abex, its primary source of portable exhibits.

Seasonality of Business

Trade shows typically occur regularly throughout the year with the exception of the third quarter when business to business trade shows are traditionally at a low point. Trade show activities in specific industries, such as health care and telecommunications, tend to be a function of seasonal show schedules within those industries. The custom store fixture business tends to be slower during the fourth and first quarters due to retailers' desires not to install or plan new fixtures during their traditionally busy year-end season. The Company seeks new clients and sales people with client bases in different industries to reduce the effects of the slower sales periods. Additionally, the Company offers other products and services, such as sales of scenic and themed exhibits, portable/modular exhibits, and permanent exhibits which tend to be less seasonal in nature, and in certain cases, manufacturing can be spread over longer periods of time.

Working Capital

The Company's working capital requirements are fulfilled by funds generated through operations and revolving credit facilities. Working capital requirements are generally not affected by project size requirements or accelerated delivery for major trade show exhibit, scenic and themed exhibit customers due to general policies of progress billing on larger jobs. However, custom store fixtures are generally produced upon receipt of purchase orders from large retailers, but are held in inventory and are not billed to the customer until delivery requisitions are issued by the customer. The Company does not require continuous allotments of raw materials from suppliers and does not generally provide extended payment terms to customers.

Significant Customers

One customer accounted for 10.9% of the Company's consolidated net sales in 2001. The loss of this customer could have a material adverse effect on the Company. No customer accounted for over 10% of the Company's consolidated net sales in 2000. One customer accounted for 12% of consolidated net sales in 1999.

Backlog

The backlog of orders at December 31, 2001 and 2000 was approximately $13 million and $18 million, respectively. The backlog decrease is principally attributable to a lower level of open orders for permanent and scenic displays. Generally, backlog of orders are recognized as sales during the subsequent six month period. The current backlog relates primarily to expected 2002 sales. The Company maintains a client base from which new orders are continually generated, including refurbishing of existing trade show exhibits stored in the Company's facilities.

Competition

The Company competes with numerous other companies offering similar products and providing similar services on the basis of price, quality, performance, financial resources, and client-support services. The custom trade show exhibit, scenic and themed exhibit, permanent exhibit, retail store fixture and display, and portable exhibits sales markets include a large number of national and regional companies, some of which have substantially greater sales and resources than the Company. In addition to its domestic manufacturing facilities, the Company utilizes its national and international affiliations and relationships to meet customers needs in other locales. Due to the lack of specific public information, the Company's competitive position is difficult to ascertain.

Environmental Protection

The Company's compliance with federal, state and local provisions regulating discharge of materials into the environment or otherwise relating to the protection of the environment has not had, and is not expected to have, a material adverse effect upon its capital expenditures, earnings and competitive position.

Employees

The total number of persons employed by the Company is approximately 250 of which approximately 245 are full-time employees. The Philadelphia, Pennsylvania, operations have a three-year labor contract expiring June 30, 2004, and a three-year labor contract expiring December 31, 2004.

ITEM 2. PROPERTIES

The Company currently leases three primary facilities as follows:

Location	Square Footage	Purpose
Philadelphia, PA	250,000	Office, showroom, warehouse & manufacturing
El Cajon, CA	150,000	Office, showroom, warehouse & manufacturing
Austell, GA	81,000	Office, showroom, warehouse & manufacturing
	481,000	

The Company's subsidiaries also have sales, design and project management offices in the Orlando, Florida, San Francisco, California and Los Angeles, California metropolitan areas. The Company's office, showroom, warehouse and manufacturing facilities were all in good condition and adequate for 2001, based on normal five-day operations, and are anticipated to be adequate for operations in 2002, including any foreseeable internal growth. The Company does not anticipate significant difficulty in acquiring additional space, if necessary.

ITEM 3. LEGAL PROCEEDINGS

The Company from time to time is a defendant and counterclaimant in various lawsuits that arise out of, and are incidental to, the conduct of its business. The resolution of pending legal matters should not have a material adverse effect upon the financial position of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Annual Meeting of Shareholders of the Company was held on November 7, 2001. At the Annual Meeting, Fred Cohen and William Hamilton were elected as directors of the Company. Robert Ginsburg, Alan Goldberg and Seymour Hernes continued their terms of office as directors of the Company after the Annual Meeting. The matters voted on at the Annual Meeting and the results of voting are as follows:

		For	Withheld Authority
1. Election of Directors			
	Fred Cohen	6,576,255	113,965
	William Hamilton	6,589,055	100,865

	For	Against	Abstain	Non-Votes
2. Approval of Investment Transaction Proposal to issue 5,300,000 shares of common stock and warrants to purchase 5,300,000 shares of common stock, and approve related transactions, as more fully set forth in the Company's Proxy Statement dated September 27, 2001.	5,073,912	173,216	12,534	1,430,258
3. Approval of Reincorporation Proposal to merge the Company into a subsidiary in order to change the Company's state of incorporation from New Jersey to Pennsylvania, as more fully set forth in the Company's Proxy Statement dated September 27, 2001.	5,112,500	134,628	121,534	1,430,258
4. Approval of 2001 Equity Incentive Plan Proposal as more fully set forth in the Company's Proxy Statement dated September 27, 2001.	4,983,022	247,271	29,399	1,430,258

Consummation of the transactions contemplated by the Investment Proposal and Reincorporation Proposal were subject to satisfaction of applicable conditions of closing, and these transactions, including a reconstitution of the Company's Board of Directors, were subsequently consummated on November 20, 2001 in accordance with the Company's September 27, 2001 Proxy Statement.

PART II

ITEM 5 MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following table shows the high and low sales prices of the Common Stock, no par value per share, of the Company on the American Stock Exchange:

	2001		2000	
Quarter	High	Low	High	Low
1	.88	.50	3.44	2.06
2	.60	.40	2.63	1.25
3	.65	.35	2.19	1.25
4	.54	.35	1.75	.50

No dividends were paid during the past two fiscal years. The Company currently intends to employ all available funds in the business. Future dividend policy will be determined in accordance with the financial requirements of the business. However, the Company's bank loan agreement provides that the Company may not pay dividends to its shareholders without the bank's prior consent. Unless the bank's consent is obtained, this restriction will preclude the Company from paying dividends.

As of March 22, 2002, there were 977 holders of record of the Company's Common Stock.

In November 2001, 5,300,000 shares of Common Stock and warrants to purchase 5,300,000 shares of Common Stock at an exercise price of $.50 per share were issued for $2,650,000 to four individuals in a private investment transaction, as described in the Company's September 27, 2001 Proxy Statement. On the date of issuance, shares of the Company's Common Stock had a market value of $.40 per share. In addition 265,070 shares were contributed in 2001 to the Company's 401(k) plan or awarded to employees and directors of the Company without receipt of any proceeds by the Company. No underwriter was employed in any of these transactions. The private investment was an isolated transaction involving sophisticated parties and was exempt from registration under Section 4(2) and Rule 506 of Regulation D promulgated thereunder. The sales to employees and directors were exempt from registration under Section 4(2) or Rule 701 of the Securities Act of 1933, as amended.

ITEM 6. SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA
For the years ended December 31
(in thousands except per share amounts)

	2001	2000	1999	1998	1997
TOTAL ASSETS	$49,442	$63,508	$60,319	$62,022	$54,113
LONG-TERM OBLIGATIONS	6,635	16,376	11,157	11,744	12,243
OPERATIONS:					
Net sales	76,972	92,533	94,584	91,134	48,716
Operating profit (loss)	(115) (1)	60 (2)	3,053	5,315	2,274
Net income (loss)	(1,136)	(1,106) (2)	$809 (3)	$2,821	$2,003
BASIC NET INCOME (LOSS) PER COMMON SHARE (4)	$(.14)	$(.15)	$.11	$.40	$.42
DILUTED NET INCOME (LOSS) PER COMMON SHARE (5)	$(.14)	$(.15)	$.10	$.35	$.36
CASH DIVIDENDS	-0-	-0-	-0-	-0-	-0-

1. Includes an inventory provision of $0.7 million for a customer that filed for Chapter 11, and relocation costs and operating losses of $0.6 million for the Company's Orlando, Florida manufacturing operations.
2. Includes a provision of $1.2 million ($2.0 million before income taxes) for accounts receivable and inventory for permanent displays customers.
3. Includes an impairment loss of $279,000 ($465,000 before income taxes) for a write-down of the Company's investment in Abex Europe.
4. Basic per common shares amounts are computed using the weighted average number of common shares outstanding during the year.
5. Diluted per common share amounts are computed using the weighted average number of common shares outstanding during the year and dilutive potential common shares. Dilutive potential common shares consist of stock options and stock warrants, calculated using the treasury stock method.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL OVERVIEW

The Company's business is the custom design, production and sale of exhibits and environments for trade shows, museums, theme parks, themed interiors, arenas, corporate lobbies and retail stores for clients in industry, government, entertainment and commercial establishments.

RESULTS OF OPERATIONS

2001 As Compared With 2000

Net Sales

	(in thousands)		
Revenue Sources	2001	2000	% increase (decrease)
Trade show exhibits	$ 49,992	$ 56,182	(11)%
Permanent and scenic displays	26,980	36,351	(26)
Total	$ 76,972	$ 92,533	(17)%

Total net sales decreased $15.6 million, or 17%, in 2001 from the total net sales in 2000. The decrease was comprised of a $6.2 million, or 11%, decrease in sales of trade show exhibits and a $9.4 million, or 26%, decrease in sales of permanent and scenic displays. The decrease in sales of trade show exhibits was principally attributable to the loss of a customer's international tradeshow exhibit program and to reductions in many customers' trade show marketing budgets in response to a slower economy. In addition, the events of September 11, 2001 led to many convention and trade show cancellations, which materially reduced fourth quarter 2001 sales volume. The decrease in sales of permanent and scenic displays was primarily due to lower sales of permanent themed displays previously manufactured at the Company's Orlando, Florida operation. This manufacturing operation was closed and consolidated with the Company's Atlanta, Georgia production facility in the second quarter of 2001.

Operating Profit

The Company had an operating loss of $115,000 for 2001 as compared with an operating profit of $60,000 for 2000. The 17% sales decrease, the closing of the Orlando, Florida manufacturing operation and a $0.7 million inventory reserve for a customer that filed for Chapter 11 reduced operating profit in 2001. A $1.4 million bad debt provision and a $0.6 million inventory reserve reduced operating profit in 2000.

Gross profit, as a percentage of net sales, of 22.2% in 2001 was essentially unchanged from 22% in 2000. Management took several actions to reduce fixed manufacturing overhead costs in 2001, which mitigated the impact of lower sales volume. One such action was the consolidation of the Company's Southeastern manufacturing operations.

Selling expense decreased $1.3 million to $9.8 million in 2001 from $11.1 million in 2000 due in large part to lower sales commissions resulting from lower sales volume. As a percentage of net sales, selling expenses increased to 12.7% in 2001 from 11.9% in 2000. This percentage increase was largely the result of certain fixed selling expenses such as sales office facility expenses as compared with the lower sales volume in 2001. The Company continued to invest in sales office facilities in Orlando, Florida and in the San Francisco and Los Angeles, California areas.

Administrative and general expenses were reduced by $1.8 million to $7.4 million in 2001 as compared with $9.2 in 2000. This decrease was attributable to several factors, including the bad debt provision recorded in 2000, the mutual termination of certain employment agreements in 2001, and staff and cost reduction initiatives implemented by management in 2001

Other Income (Expense)

Interest expense decreased by $213,000 in 2001 as compared with 2000 as a result of lower borrowings and lower interest rates. A loss of $397,000 in 2001 from investments in affiliates was principally attributable to losses recognized for the Company's investment in a portable exhibit manufacturer.

Income Taxes

The benefit from income taxes, as a percentage of pre-tax losses, was 29% in 2001 as compared with 19% in 2000. This increase was due in large part to non-taxable income in 2001.

Net Income

A net loss of $1.1 million ($.14 per fully diluted share) for 2001 was essentially unchanged from a net loss of $1.1 million ($.15 per fully diluted share) in 2000. The loss in 2001 was due in large part to lower sales volume, the inventory provision and manufacturing facility consolidation costs, while the loss in 2000 was primarily due to the bad debt and inventory provisions discussed above.

Backlog

The Company's backlog of orders was approximately $13 million at December 31, 2001 as compared with $18 million at December 31, 2000. This decrease was largely due to a lower level of open orders for permanent and scenic displays.

2000 As Compared With 1999

Net Sales

	(in thousands)		
Revenue Sources	2000	1999	% increase (decrease)
Trade show exhibits	$56,182	47,265	19%
Permanent and scenic displays	36,351	47,319	(23)
Total	$92,533	$94,584	(2)%

Total net sales decreased $2.1 million, or 2%, in 2000 as compared with 1999 net sales as a result of higher sales of trade show exhibits, which grew $8.9 million, or 19%, offset by lower sales of permanent and scenic displays, which decreased $11 million, or 23%. Higher trade show exhibit sales were due primarily to new clients and to higher sales of services provided at trade shows. Lower sales of permanent and scenic displays were principally attributable to a decrease in business from a customer that became insolvent and to lower sales for the Company's store fixtures business as major retail customers delayed new store openings and renovations.

Operating Profits

Operating profit decreased to $60,000 in 2000 from $3.1 million, in 1999. A provision for accounts receivable and inventory related to customer insolvency and disputes reduced third quarter 2000 operating profit by $2 million. Additionally, relocation of operations and losses incurred by the Company's permanent and scenic displays operations reduced fourth quarter 2000 operating profit by approximately $1 million. The Company's store fixtures business was relocated in March of 2000 and consolidated with its Philadelphia, PA, operations, and West Coast production operations were consolidated in the fourth quarter of 2000.

Selling expenses increased to $11 million, or 11.9% of sales, in 2000 from $9.3 million, or 9.8% of sales in 1999. This increase was due in part to higher trade show exhibit sales, which are subject to higher sales commissions and variable selling expenses. The Company also invested in additional sales personnel in 2000.

Administrative and general expenses increased $1.6 million to $9.2 million, or 10% of sales, in 2000 from $7.6 million, or 8% of sales, in 1999. This increase was attributable to several factors, including higher bad debt provisions ($0.8 million), higher business insurance costs, consulting fees, amortization of loan origination fees, management recruiting expenses and relocation costs to consolidate the Company's store fixtures business.

Other Income (Expense)

Interest expense increased to $1.4 million in 2000 from $1.1 million in 1999 due to higher borrowings on the Company's revolving credit facility. This increase was due in part to finance working capital requirements resulting from losses incurred in the permanent and scenic displays businesses and from slower billing and collections of accounts receivable. The Company deployed new computer systems during 1999 and 2000, which caused delays in customer billings and collections.

A write down of $465,000 was incurred in 1999 related to the Company's investment in Abex Europe, which went into receivership under UK law in October 1999.

Income Taxes

The benefit from income taxes was 19% of the pre-tax loss in 2000 as compared with a 47% provision in 1999 largely due to differences between book and tax treatment of goodwill amortization.

Net Income

A net loss of $1.1 million ($.15 per fully diluted share) was incurred in 2000 as compared with net income of $0.8 million ($.10 per fully diluted share) in 1999. The decrease in 2000 was attributable primarily to losses associated with the permanent and scenic displays businesses that required higher bad debt and inventory provisions and higher selling, administrative and general expenses.

Backlog

The Company's backlog of orders was approximately $18 million at December 31, 2000 as compared with $30.8 million at December 31, 1999. This decrease was due in large part to lower orders for permanent and scenic displays.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a Revolving Credit and Security Agreement (the "Facility") with its bank providing for borrowing capacity based on a multiple of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). The borrowing capacity on the Facility was $8 million at December 31, 2001. The Facility, which expires on January 21, 2004, is collateralized by all the Company's assets and bears interest at rates based on the London Inter Bank Offering Rate (LIBOR), adjusted for applicable spreads ranging from 2.0 to 2.75%. The Company is subject to an annual commitment fee on the average unused portion of the Facility of ¼%. The Facility includes certain financial covenants requiring a minimum net worth and maintenance of certain financial ratios and restricts the Company's ability to pay dividends. Borrowings under this Facility were $6.5 million at December 31, 2001.

The Company was not in compliance with the financial covenants of the Facility at December 31, 2000. To cure this non-compliance, the Facility was amended on February 16, 2001 and April 16, 2001 to remove certain non-recurring charges from EBITDA for the third and fourth quarters of 2000, to reduce the minimum net worth requirement from $29 million to $28 million, and to lower the Funded Debt to EBITDA ratio. The amendments also shortened the maturity date of the Facility to January 21, 2004, increased certain interest spreads above LIBOR and require the bank's consent for future Company acquisitions and further investments in affiliates. Costs of $60,000 incurred in connection with these amendments will be amortized over the remaining term of the Facility.

On December 17, 2001, the Company reduced the stated maximum borrowing capacity of the Facility to $15 million. On March 21, 2002 the Facility was amended to change the minimum net worth requirement to a minimum tangible net worth requirement of $7.8 million to address anticipated charges in connection with the adoption of SFAS 142 discussed below. The Company plans to change its credit facility in 2002 to an asset-based arrangement from the current EBITDA arrangement.

The Company has off-balance sheet lease commitments for several facilities under non-cancelable operating leases. Timing of future lease commitments as well as maturities of long-term debt are as follows:

(in thousands)

	2002	2003	2004	2005	2006	After 2006
Lease commitments	$1,934	$1,721	$1,704	$1,686	$987	$10,794
Debt maturities	124	135	6,500	—	—	—

The Company leases a facility from a partnership controlled by two shareholders of the Company. This lease, which expires on May 14, 2019, requires minimum annual rent of $771,000 at a fixed rate for the first 10 years, and the Company is responsible for taxes, insurance and other operating expenses. This annual rent is comparable to the amount charged by the previous lessor.

In connection with the DMS Store Fixtures acquisition, employment agreements were made with two shareholders of the Company, which provided for guaranteed minimum payments of approximately $270,000 included in other accrued liabilities and $270,000 in other long-term liabilities at December 31, 2000. These agreements were mutually terminated in January 2001 eliminating the guaranteed minimum payments after February 2, 2001, which reduced administrative and general expenses by approximately $0.5 million in the first quarter of 2001.

On November 20, 2001, the Company issued 5,300,000 shares of its common stock and warrants expiring on November 19, 2011 to purchase 5,300,000 shares of its common stock for an aggregate of $2,650,000. This transaction was approved by the Company's shareholders at the Annual Meeting of Shareholders held on November 7, 2001. Costs incurred in connection with this transaction were $378,000.

The Company's working capital decreased $7.3 million to $6.9 million at December 31, 2001 from $14.2 million at December 31, 2000 largely due to a reduction of $9.4 million in accounts receivable and $2.3 million in inventory, partially offset by a $5.7 million reduction in accounts payable and accrued expenses and other current liabilities. The accounts receivable reduction was attributable to lower sales volume and improved collection performance. The decreases in inventory and current liabilities were largely due to lower sales volume.

Cash of $9.3 million generated from operating activities and net proceeds of $2.3 million from the stock transaction in November 2001 was used primarily to reduce long-term debt by $9.4 million and for capital expenditures of $1.7 million.

OUTLOOK

The Company expects sales of trade show exhibits and sales of permanent and scenic displays to decrease in 2002. In view of current economic conditions, the Company's trade show exhibit client base of Fortune 1000 companies is expected to curtail their marketing budgets, which would adversely impact the Company's trade show exhibit sales and profit margins. Adversely affected internet and technology-driven businesses, particularly in the Western Region, have also led to a decline in trade show exhibit sales. In addition, the events of September 11, 2001 may continue to reduce business travel, trade show attendance and related spending. The Company continues to explore new sales opportunities while pursuing operating efficiency improvements and cost reduction initiatives to mitigate the impact of lower sales volume.

The Company anticipates a reduction of goodwill and a pre-tax charge of $12 to $16 million in connection with adopting a new accounting standard in the first quarter of 2002 in the first quarter of 2002 discussed below.

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the FASB issued SFAS No. 141. "Business Combinations" (SFAS 141), which supercedes Accounting Principles Board Opinion No. 16 "Business Combinations" (APB 16) and SFAS No. 38 "Accounting for Preacquisition Contingencies of Purchased Enterprises" (SFAS 38). It is expected that SFAS 141 will improve the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under the purchase method. Use of the pooling-of-interests method is no longer permitted. The Company adopted SFAS 141 in the third quarter of 2001. The adoption of SFAS 141 has not had a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets" (SFAS 142), which supercedes APB No. 17 "Intangible Assets". SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. It is expected that this change will provide investors with greater transparency regarding the economic value of goodwill and its impact on earnings. The Company will adopt SFAS 142 effective January 1, 2002. This new accounting standard requires a two-step test for operating units having unamortized goodwill balances. The first step requires a comparison of the book value of the net assets to the fair value of the respective operating unit. If the fair value is determined to be less than the book value, a second step is required to determine the impairment. This second step includes evaluation of other intangible assets, and any shortfall of the adjusted book value below fair value determines the amount of the goodwill impairment. Goodwill amortization expense was $0.8 million in 2001 and in 2000. These amounts are disclosed for informational purposes only and are not necessarily reflective of future reductions to amortization expense. The impact of adopting SFAS 142 is expected to reduce goodwill and pre-tax income by $12 to $16 million in the first quarter of 2002, identified as a cumulative effect of an accounting change. This charge differs from the previous accounting standard method, which was based on undiscounted cash flows, because the new method is based on fair value measurement estimates as of January 1, 2002.

CRITICAL ACCOUNTING POLICIES

Financial statement preparation in conformity with generally accepted accounting principles requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities. One such estimate is possible losses in connection with financing accounts receivable. Management estimates these possible losses based on a review of the financial condition and payment history of specific customers having significant accounts receivable balances, and establishes a general reserve for the remaining accounts receivable based on historical bad debt experience.

Revenues on trade show exhibit sales, themed interiors, custom store fixtures and point of purchase displays are recognized using the completed contract method. Revenues on permanent exhibit installations which are generally six months or longer in duration, are recognized on the percentage of completion method. Progress billings are generally made throughout the production process. Progress billings which are unpaid at the balance sheet date are not recognized in the financial statements as accounts receivable. Progress billings which have been collected on or before the balance sheet date are classified as customer deposits and are included in accrued expenses and other current liabilities.

Measurement of goodwill and other intangible asset impairment also involves assumptions and estimates by management. As discussed above, the adoption of SFAS 142 involves estimates of fair values for certain operating units.

Other significant accounting policies are also important to the understanding of the Company's financial statements. These policies are discussed in Note 1 to the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. When used in this report, the words "intends," "believes," "plans," "expects," "anticipates" and similar words are used to identify these forward looking statements. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, there are certain important factors that could cause the Company's actual results to differ materially from those included in such forward-looking statements. Some of the important factors which could cause actual results to differ materially from those projected include, but are not limited to: the Company's ability to continue to identify and enter new markets and expand existing business; continued availability of financing to provide additional sources of funding for capital expenditures, working capital and investments; the effects of competition on products and pricing; growth and acceptance of new product lines through the Company's sales and marketing programs; changes in material and labor prices from suppliers; changes in customers' financial condition; the Company's ability to attract and retain competent employees; the Company's ability to add and retain customers; changes in sales mix; the Company's ability to integrate and upgrade technology; uncertainties regarding accidents or litigation which may arise; the financial impact of facilities consolidations; the impact from the events of September 11, 2001 on business travel, trade show attendance and related spending; and the effects of, and changes in the economy, monetary and fiscal policies, laws and regulations, inflation and monetary fluctuations as well as fluctuations in interest rates, both on a national and international basis.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Fluctuations in interest and foreign currency exchange rates do not significantly affect the Company's financial position and results of operations. The Company's revolving credit facility bears a floating rate of interest, based on LIBOR rates, plus an applicable spread.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements, together with the report of the Company's independent accountants thereon, are presented under Item 14 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

Items 10, 11, 12 and 13 have been omitted from this report, in accordance with General Instruction G (3), since the Company will file with the Commission a definitive proxy statement, involving the election of directors, pursuant to Regulation 14A within 120 days after the close of its fiscal year. Accordingly, relevant information contained in such definitive proxy statement is incorporated herein by reference.

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this report:

(1) *Financial Statements:*

	Exhibit Page
Report of Independent Accountants.	18
Consolidated Statements of Net Income for the years ended December 31, 2001, 2000 and 1999.	19
Consolidated Balance Sheets, December 31, 2001 and 2000.	20
Consolidated Statements of Changes in Stockholders Equity for the years ended December 31, 2001, 2000 and 1999.	21
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999.	22
Notes to Consolidated Financial Statements.	23

(2)(a) Acquisition Agreement for DMS Store Fixtures (Incorporated by reference to Company Proxy Statement dated November 7, 1997, filed with the Commission)

(2)(b) Agreement and Plan of Merger of the Company (Incorporated by reference to the Company's Proxy Statement dated September 27, 2001, filed with the Commission).

(3)(i) Articles of Incorporation of the Company (Incorporated by reference to the Company's Proxy Statement dated September 27, 2001, filed with the Commission).

3(ii) By-laws of the Company (Incorporated by reference to the Company's September 27, 2001 Proxy Statement, filed with the Commission).

9(a) DMS Store Fixtures Shareholders Trust (Incorporated by reference to Company Proxy Statement dated November 7, 1997, filed with the Commission).

9(b) DMS Store Fixtures Employee Shareholders Agreement (Incorporated by reference to Company Proxy Statement dated November 7, 1997, filed with the Commission).

10(a) Amended and Restated Employment Agreement dated November 20, 2001 between the Company and Robert B. Ginsburg (Incorporated by reference to the Company's September 27, 2001 Proxy Statement, filed with the Commission).

10(b) Employment Agreement dated 11/20/01 between the Company and Jeffrey K. Harrow (Incorporated by reference to the Company's September 27, 2001 Proxy Statement, filed with the Commission).

10(c)	Employment Agreement dated 11/20/01 between the Company and Scott Tarte (Incorporated by reference to the Company's September 27, 2001 Proxy, filed with the Commission).	
10(d)	Subscription Agreement dated 8/23/01 among Scott Tarte, Jeffrey K. Harrow and the Company (Incorporated by reference to the Company's September 27, 2001 Proxy Statement, filed with the Commission).	
10(e)	Subscription Agreement dated 8/23/01 among Robert B. Ginsburg, Alan I. Goldberg and the Company (Incorporated by reference to the Company's September 27, 2001 Proxy Statement, filed with the Commission).	
10(f)	Form of Warrants issued by the Company to Jeffrey K. Harrow, Scott Tarte, Robert B. Ginsburg and Alan I. Goldberg on 11/20/01 (Incorporated by reference to the Company's September 27, 2001 Proxy Statement, filed with the Commission). Schedule of grants attached.	E-19
10(g)	Stockholders' Agreement date 11/20/01 among Jeffrey K. Harrow, Scott Tarte, Robert B. Ginsburg and the Company (Incorporated by reference to the Company's September 27, 2001 Proxy Statement, filed with the Commission).	
10(h)	Registration Rights Agreement dated 11/20/01 among Jeffrey K. Harrow, Scott Tarte, Robert B. Ginsburg, Alan I. Goldberg and the Company (Incorporated by reference to the Company's September 27, 2001 Proxy Statement, filed with the Commission).	
10(i)	Amended Agreement of Employment, dated December 11, 1992, between the Company and Alan I. Goldberg (Incorporated by reference to Exhibit 10(b) to the Company's Annual Report of Form 10-K for the year ended December 31, 1992 filed with the Commission).	
10(j)	Letter Agreement dated January 2, 1998 to Amended Employment Agreement with Alan I. Goldberg (Incorporated by reference to Exhibit 7(2) to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 filed with the Commission).	
10(k)	Letter Agreement dated 11/20/01 to Amended Employment Agreement with Alan I. Goldberg.	E-20
10(l)	Employment Agreement dated November 24, 1999 with Stephen P. Rolf (Incorporated by reference to Exhibit 10(l) to the Company Annual Report of Form 10-K for the year ended December 31, 1999 filed with the Commission).	
10(m)	Option Agreement dated January 10, 2000 with Stephen P. Rolf (Incorporated by reference to Exhibit 10(x) to the Company Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the Commission).	
10(n)	Option Cancellation Agreement dated 11/20/01 among Robert B. Ginsburg, Alan I. Goldberg and the Company.	E-21
10(o)	Option Agreements with Outside Directors (Incorporated by reference to Company Proxy Statement dated April 30, 1999, filed with the Commission).	
10(p)	Option Agreements dated August 7, 2000 with Outside Directors (Incorporated by reference to Exhibit 10(x) to the Company Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the Commission).	

10(q)	Option Agreements dated March 1, 2002 with Outside Directors.	E-23
10(r)	2000 Equity Incentive Plan.	E-26
10(s)	2001 Equity Incentive Plan (Incorporated by reference to Exhibit 10(ee) to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Commission).	
10(t)	Lease for Premises located at 2828 Charter Road, Philadelphia, PA dated May 14, 1999 (Incorporated by reference to Exhibit 10(f) to the Company Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Commission).	
10(u)	Amendment to Lease 2828 Charter Road, Philadelphia, PA dated February 25, 2000 (Incorporated by reference to Exhibit 10(g) to the Company Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Commission).	
10(v)	Lease for Premises located at 8125 Troon Circle, Austell, GA 30001 (Incorporated by reference to Exhibit 10(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 1993 filed with the Commission).	
10(w)	Lease Agreement dated June 29, 1998 between Gillespie Field Partners, LLC and Sparks Exhibits, Ltd. (Incorporated by reference to Exhibit 7(2) to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 filed with the Commission).	
10(x)	Revolving Credit Facility, First Union National Bank (Incorporated by reference to Exhibit 10(v) to the Company Annual Report on Form 10-K for the year ended December 31, 1999 filed with the Commission).	
10(y)	Amendment No. 1 to Amended and Restated Revolving Credit and Security Agreement dated February 16, 2001 with First Union National Bank (Incorporated by reference to Exhibit 10(bb) to the Company Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Commission).	
10(z)	Amendment No. 2 to and Waiver of Amended and Restated Revolving Credit and Security Agreement dated April 16, 2001 with First Union National Bank. (Incorporated by reference to Exhibit 10(dd) to the Company Annual Report on Form 10-K for the year ended December 31, 2000 filed with the Commission).	
10(aa)	Amendment No. 3 to and Waiver of Amended and Restated Revolving Credit and Security Agreement dated March 21, 2002 with First Union National Bank.	E-41
21	Subsidiaries of the Company (Incorporated by reference to Exhibit 21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Commission).	
23	Consent of PricewaterhouseCoopers LLP.	E-46

Reports on Form 8-K

One report on Form 8-K was filed by the Company on November 30, 2001, during the last quarter of the period covered by this report on Form 10-K. Items reported were Item 5 – Other Events and Item 7 – Exhibits, and no financial statements were filed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARLTON TECHNOLOGIES, INC.

By: /s/ Robert B. Ginsburg
President

By: /s/ Stephen P. Rolf
Chief Financial Officer

Dated: March 26, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jeffrey K. Harrow (Jeffrey K. Harrow)	Chairman of the Board of Directors	March 26, 2002
/s/ Scott J. Tarte (Scott J. Tarte)	Vice Chairman of the Board of Directors	March 26, 2002
/s/ A. J. Agarwal (A. J. Agarwal)	Director	March 26, 2002
/s/ Robert B. Ginsburg (Robert B. Ginsburg)	Director	March 26, 2002
/s/ Alan I. Goldberg (Alan I. Goldberg)	Director	March 26, 2002
/s/ Jerome Goodman Jerome Goodman	Director	March 26, 2002
/s/ Richard Vague (Richard Vague	Director	March 26, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders
and Board of Directors of
Marlton Technologies, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 14 on page 15, present fairly, in all material respects, the financial position of Marlton Technologies, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 26, 2002

MARLTON TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31,
(in thousands except per share amounts)

	2001	2000	1999
Net sales	$ 76,972	$ 92,533	$ 94,584
Cost of sales	59,917	72,208	74,625
Gross profit	17,055	20,325	19,959
Selling expenses	9,761	11,048	9,263
Administrative and general expenses	7,409	9,217	7,643
	17,170	20,265	16,906
Operating profit	(115)	60	3,053
Other income (expense):			
Interest income	134	91	137
Interest expense	(1,220)	(1,433)	(1,143)
Loss from investment in affiliates	(397)	(91)	(46)
Write-down of investment in affiliate	-	-	(465)
	(1,483)	(1,433)	(1,517)
Income (loss) before income taxes	(1,598)	(1,373)	1,536
Provision for (benefit from) income taxes	(462)	(267)	727
Net income (loss)	$ (1,136)	$ (1,106)	$ 809
Net income (loss) per common share :			
Basic	$ (0.14)	$ (0.15)	$ 0.11
Diluted	$ (0.14)	$ (0.15)	$ 0.10

See notes to consolidated financial statements.

MARLTON TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31,
(in thousands except share and per share amounts)

ASSETS	2001	2000
Current:		
Cash and cash equivalents	$ 1,233	$ 749
Accounts receivable, net of allowance of $502 and $836, respectively	10,646	20,020
Inventories	6,598	8,918
Prepaid and other current assets	1,247	2,995
Deferred income taxes	779	724
Total current assets	20,503	33,406
Investment in affiliates	1,415	1,813
Deferred income taxes	487	-
Property and equipment, net of accumulated depreciation	4,847	5,135
Rental assets, net of accumulated depreciation	2,422	2,088
Goodwill, net of accumulated amortization of $4,183 and $3,353, respectively	18,599	19,429
Other assets, net of accumulated amortization of $1,063 and $1,196, respectively	392	766
Notes receivable	777	871
Total assets	$ 49,442	$ 63,508

LIABILITIES AND STOCKHOLDERS EQUITY

	2001	2000
Current liabilities:		
Current portion of long-term debt	$ 124	$ 56
Accounts payable	3,879	6,230
Accrued expenses and other current liabilities	9,628	12,940
Total current liabilities	13,631	19,226
Long-term liabilities:		
Long-term debt, net of current portion	6,635	16,067
Other long-term liabilities	-	289
Deferred income taxes	-	20
Total long-term liabilities	6,635	16,376
Total liabilities	20,266	35,602
Commitments and contingencies	-	-
Stockholders equity:		
Preferred stock, $.10 par - shares authorized 10,000,000; no shares issued or outstanding	-	-
Common stock, no par value - shares authorized 50,000,000; 12,993,499 issued and outstanding at December 31, 2001; 7,428,429 issued and outstanding at December 31, 2000, $.10 par value	1,299	743
Stock warrants	742	-
Additional paid-in capital	31,652	30,544
Accumulated deficit	(4,405)	(3,269)
	29,288	28,018
Less cost of 5,000 treasury shares	(112)	(112)
Total stockholders equity	29,176	27,906
Total liabilities and stockholders equity	$ 49,442	$ 63,508

See notes to consolidated financial statements.

MARLTON TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS EQUITY
For the years ended December 31, 2001, 2000, and 1999
(in thousands except share amounts)

	Common Stock		Additional				Total
	Shares	Amount	Paid-in Capital	Stock Warrants	Accumulated Deficit	Treasury Stock	Stockholders' Equity
Balance, December 31, 1998	7,200,905	$ 720	$ 30,009	$ -	$ (2,972)	$ (112)	$ 27,645
Issuance of shares for Sparks Europe acquisition	70,160	7	221	-	-	-	228
Issuance of shares under compensation arrangements	60,700	6	123	-	-	-	129
Net income	-	-	-	-	809	-	809
Balance, December 31, 1999	7,331,765	733	30,353	-	(2,163)	(112)	28,811
Issuance of shares for debt restructuring	37,210	4	96	-	-	-	100
Issuance of shares under compensation arrangements	59,454	6	95	-	-	-	101
Net (loss)	-	-	-	-	(1,106)	-	(1,106)
Balance, December 31, 2000	7,428,429	743	30,544	-	(3,269)	(112)	27,906
Issuance of shares under compensation arrangements	265,070	26	108	-	-	-	134
Issuance of shares for investment transaction	5,300,000	530	1,000	-	-	-	1,530
Issuance of stock warrants	-	-	-	742	-	-	742
Net (loss)	-	-	-	-	(1,136)	-	(1,136)
Balance, December 31, 2001	12,993,499	$ 1,299	$ 31,652	$ 742	$ (4,405)	$ (112)	$ 29,176

See notes to consolidated financial statements.

MARLTON TECHNOLOGIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31,

(in thousands)

	2001	2000	1999
Cash flows provided from operating activities:			
Net income (loss)	$ (1,136)	$ (1,106)	$ 809
Adjustments to reconcile net income to cash provided by operating activities:			
Equity in loss of affiliates	397	91	45
Depreciation and amortization	2,646	2,724	2,597
Deferred taxes	(562)	(203)	601
Write down of investment in affiliate	-	-	465
Non-cash compensation and other operating items	89	32	19
Change in assets and liabilities, net of effects of acquisitions:			
(Increase) decrease in accounts receivable, net	9,374	(4,505)	70
(Increase) decrease in inventory	2,320	2,384	(1,836)
(Increase) decrease in prepaid and other assets	1,748	(523)	(486)
(Increase) decrease in notes receivable	94	(154)	210
Increase (decrease) in accounts payable, accrued expenses and other	(5,663)	1,732	(3,244)
Net cash provided by (used in) operating activities	9,307	472	(750)
Cash flows from investing activities:			
Guaranteed payments to sellers	(18)	(261)	(367)
Cash paid for investment in affiliates	-	-	(414)
Capital expenditures	(1,653)	(2,629)	(2,846)
Net cash used for investing activities	(1,671)	(2,890)	(3,627)
Cash flows from financing activities:			
Proceeds from (payments for) revolving credit facility, net	(9,500)	14,373	2,423
Proceeds from issuance of stock, net of related costs	2,272	-	-
Repayment of term and construction loans, net	-	(11,557)	(1,857)
Payments for loan origination fees	(60)	(432)	-
Payments for notes payable, sellers	(54)	(53)	(83)
Proceeds from promissory note, net	190	-	-
Proceeds from exercised stock options and stock purchases	-	-	110
Net cash provided by (used in) financing activities	(7,152)	2,331	593
Increase (decrease) in cash and cash equivalents	484	(87)	(3,784)
Cash and cash equivalents - beginning of year	749	836	4,620
Cash and cash equivalents - end of year	$ 1,233	$ 749	$ 836

See notes to consolidated financial statements.

1. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Marlton Technologies, Inc., its wholly-owned subsidiaries and the effects of minority investments in non-consolidated businesses (the "Company"). Investments in affiliates, representing the Company's 20% or more but less than 50% investments, are accounted for using the equity method. All inter-company accounts and transactions are eliminated.

Activity included in the consolidated statements of operations consists primarily of the custom design, production and sale of exhibits and environments for trade shows, museums, theme parks, themed interiors, arenas, corporate lobbies and retail stores for clients in industry, government, entertainment and commercial establishments.
Certain prior year amounts have been reclassified for comparative purposes.

The Company operates in one segment.

Cash Equivalents

The Company considers all investments with an initial maturity of three months or less to be cash equivalents. Temporary cash investments comprise principally short-term government funds. At various times throughout the year the Company maintains cash balances in excess of FDIC limits.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and include materials, labor and manufacturing overhead costs.

Long-Lived Assets

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, ranging primarily from 3 to 10 years. Assets and accumulated depreciation accounts are reduced for the sale or other disposition of property, and the resulting gain or loss is included in income. Rental assets, which include manufactured and purchased exhibit components, are stated at cost. Depreciation for rental assets is recorded on a straight-line basis over seven years.

The excess of cost over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over periods ranging from 5 to 30 years. Included in other assets are loan origination fees, which are amortized on a straight-line basis over the term of the related debt agreement.

The Company's policy is to record an impairment loss against long-lived assets, including investment in affiliates, property and equipment, goodwill and other intangibles, in the period when it is determined that the carrying amount of such assets may not be recoverable. This determination includes evaluation of factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the net assets.

Revenue Recognition

Revenues on trade show exhibit sales, themed interiors, custom store fixtures and point of purchase displays are recognized using the completed contract method. Revenues on permanent exhibit installations which are generally six months or longer in duration, are recognized on the percentage of completion method. Progress billings are generally made throughout the production process. Progress billings which are unpaid at the balance sheet date are not recognized in the financial statements as accounts receivable. Progress billings which have been collected on or before the balance sheet date are classified as customer deposits and are included in accrued expenses and other current liabilities.

Income Taxes

The Company recognizes deferred tax assets and liabilities based upon the future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are calculated based on the difference between the financial reporting and tax bases of assets and liabilities using the currently enacted tax rates in effect during the years in which the differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high quality credit institutions. The Company's accounts receivable are primarily with customers throughout the United States. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires progress payments which mitigate its loss exposure.

One customer accounted for 10.9% of the Company's consolidated net sales in 2001. The loss of this customer could have a material adverse effect on the Company. No customer accounted for over 10% of the Company's consolidated net sales in 2000. One customer accounted for 12% of consolidated net sales in 1999.

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents and long-term debt. The recorded values of cash and cash equivalents approximate their fair value due to the short maturity of these instruments. The fair value of long-term debt is estimated based on current interest rates offered to the Company for similar remaining maturities. The recorded value of these financial instruments approximate their fair value at December 31, 2001 and 2000.

Per Share Data

Basic net income per common share is calculated using the average shares of common stock outstanding, while diluted net income per common share reflects the potential dilution that could occur if stock options and warrants having exercise prices below market prices were exercised.

Recently Issued Accounting Standards

In July 2001, the FASB issued SFAS No. 141. "Business Combinations" (SFAS 141), which supercedes Accounting Principles Board Opinion No. 16 "Business Combinations" (APB 16) and SFAS No. 38 "Accounting for Preacquisition Contingencies of Purchased Enterprises" (SFAS 38). It is expected that SFAS 141 will improve the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under the purchase method. Use of the pooling-of-interests method is no longer permitted. The Company adopted SFAS 141 in the third quarter of 2001. The adoption of SFAS 141 is not expected to have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets" (SFAS 142), which supercedes APB No. 17 "Intangible Assets". SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. It is expected that this change will provide investors with greater transparency regarding the economic value of goodwill and its impact on earnings. The Company will adopt SFAS 142 effective January 1, 2002. This new accounting standard requires a two-step test for operating units having unamortized goodwill balances. The first step requires a comparison of the book value of the net assets to the fair value of the respective operating unit. If the fair value is determined to be less than the book value, a second step is required to determine the impairment. This second step includes evaluation of other intangible assets, and any shortfall of the adjusted book value below fair value determines the amount of the goodwill impairment. Goodwill amortization expense was $0.8 million in 2001 and in 2000. These amounts are disclosed for informational purposes only and are not necessarily reflective of future reductions to amortization expense. The impact of adopting SFAS 142 is expected to reduce goodwill and pre-tax income by $12 to $16 million in the first quarter of 2002, identified as a cumulative effect of an accounting change. This charge differs from the previous accounting standard method, which was based on undiscounted cash flows, because the new method is based on fair value measurement estimates as of January 1, 2002.

2. NET INCOME PER COMMON SHARE

The following table sets forth the computation of basic and diluted net income per common share:

	(in thousands except per share data)		
	2001	2000	1999
Net income (loss)	$(1,136)	$(1,106)	$809
Weighted average common shares outstanding used to compute basic net income per common share	8,167	7,381	7,280
Additional common shares to be issued assuming exercise of stock options, net of shares assumed reacquired	220	–	511
Total shares used to compute diluted net income per common share	8,387	7,381	7,791
Basic net income (loss) per share	$(.14)	$(.15)	$.11
Diluted net income (loss) per share	$(.14)	$(.15)	$.10

Options and warrants to purchase 667,000, 2,100,000 and 655,000 shares of common stock at prices ranging from $2.00 per share to $6.25 per share were outstanding at December 31, 2001, 2000 and 1999, respectively, but were not included in the computation of diluted income per common share because the options' and warrants' exercise price was greater than the average market price of the common shares.

3. STATEMENTS OF CASH FLOWS INFORMATION

Cash paid for interest in 2001, 2000 and 1999 amounted to $1,250,000, $1,604,000 and $1,001,000 respectively.

Cash paid for income taxes in 2001, 2000 and 1999 amounted to $29,000, $788,000 and $1,020,000 respectively.

During 2001, the following non-cash transactions took place:

- The Company issued 265,070 shares of its common stock having a market value of $134,000 to certain employees and directors for stock awards and the Company's 401(k) plan contributions.

During 2000, the following non-cash transactions took place:

- In January 2000, the Company issued 37,210 shares of its common stock having a market value of $100,000 in connection with its debt restructuring.

- The Company issued 59,454 shares of its common stock having a market value of $101,000 to certain employees under compensation arrangements.

During 1999, the following non-cash transactions took place:

- On February 19, 1999 the Company issued 70,160 shares of its common stock having a market value of $228,000 in connection with a 25% investment in Sparks Europe.

- The Company issued 60,700 shares of its common stock having a market value of $129,000 to certain employees for a stock sale and awards.

4. INVENTORIES

Inventories at December 31 consist of the following:

	(in thousands)	
	2001	2000
Raw materials	$ 395	$ 252
Work in process	3,636	4,718
Finished goods	2,567	3,948
	$ 6,598	$ 8,918

5. INVESTMENT IN AFFILIATES

On February 19, 1999, the Company paid $258,451 and issued 70,160 shares of its common stock having a market value of $3.25 per share for a 25% minority interest in Hans Uljee Explotatie en Beheer B.V. ("Uljee"), a Netherlands-based organization focusing on exhibit fabrication, interior design, event displays and graphics production. The excess cost over the 25% equity acquired was $362,000, which is being amortized on a straight-line basis over 10 years. Subsequent to the Company's 25% investment, Uljee changed its name to Sparks Europe, B.V. ("Sparks Europe"). Should Sparks Europe attain defined cumulative net income levels, the Company will be required to pay an additional amount in Eurodollars and/or its common stock, at the Company's option.

On February 1, 1998, the Company exchanged its 51% majority interest in Exposé Display Systems, Inc. ("EDSI") and paid approximately $180,000 in cash for a 25% equity interest in Abex Display Systems Inc. ("Abex"), a portable/modular trade show exhibit manufacturer in Los Angeles, California. On August 1, 1998, the Company paid $500,000 in cash for a 20% interest in Abex Europe, Ltd. ("Abex Europe"), a newly-formed United Kingdom corporation, headquartered in London, organized to market, assemble and distribute portable/modular exhibit products and graphics throughout the United Kingdom and Europe. In October 1999, Abex Europe went into receivership under UK law, and the Company recognized an impairment loss of approximately $465,000 related to its investment in Abex Europe.

The table below contains summarized unaudited 2001 financial information with respect to the Sparks Europe and Abex affiliates.

Condensed Statement of Net Income:	(in thousands)
Net sales	$20,119
Gross profit	7,771
Net (loss)	(87)
Condensed Balance Sheets:	
Current assets	$ 7,388
Non-current assets	3,651
	$11,039
Current liabilities	$ 4,888
Non-current liabilities	4,478
Shareholder's equity	1,673
	$ 11,039

6. PROPERTY AND EQUIPMENT

Property and equipment at December 31 consist of the following:

	(in thousands) 2001	2000
Manufacturing equipment and vehicles	$ 1,988	$ 1,953
Office equipment and data processing	7,290	6,201
Leasehold improvements	3,080	2,977
Showroom exhibits and other	465	627
	$12,823	$11,758
Less accumulated depreciation and amortization	7,976	6,623
	$ 4,847	$ 5,135
Rental assets at December 31 consist of the following:		
Rental assets	$ 5,187	$ 4,505
Less accumulated depreciation	2,765	2,417
	$ 2,422	$ 2,088

During 1997, the Company began a multi-year project to install a computer system to support its information processing and access needs. Direct internal and external costs, subsequent to the preliminary stage of this project, were capitalized as property and equipment. Capitalized costs will be amortized over the estimated useful lives of the related assets, ranging from three to five years, beginning when each site installation or module is complete and ready for its intended use. Total depreciation and amortization of property and equipment, was $1,701,000, $1,787,000 and $1,613,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

7. INTANGIBLE ASSETS

Amortization expense related to goodwill and other intangible assets was $ 945,000, 937,000 and $984,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

8. ACCRUED EXPENSES AND OTHER

Accrued expenses and other at December 31, consist of the following:

	(in thousands) 2001	2000
Customer deposits	$ 5,423	$ 6,702
Accrued compensation	1,889	2,407
Accrued payroll, sales and business taxes	623	1,458
Accrued insurance costs	127	302
Accrued contractual costs	213	212
Accrued interest	64	125
Other	1,289	1,734
	$9,628	$ 12,940

9. DEBT OBLIGATIONS

On January 21, 2000, the Company restructured its bank debt with a Revolving Credit and Security Agreement (the "Facility"), providing for borrowing capacity based on a multiple of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). This new facility was used to refinance a term loan and was intended to finance capital expenditures, permitted acquisitions and other working capital requirements. The Facility is collateralized by all of the Company's assets and bears interest at rates based on the London Interbank Offering Rate (LIBOR) adjusted for applicable spreads ranging from 2.0% to 2.75% dependent on the Company's Funded Debt to EBITDA ratio. The Company is subject to an annual commitment fee of ¼ % on the average unused portion of the revolving credit facility. This Facility includes certain financial covenants requiring a minimum net worth and maintenance of certain financial ratios, and restricts the Company's ability to pay dividends. Fees totaling $532,000, comprised of $432,000 of cash payments and issuance of 37,210 shares of the Company's common stock, will be amortized over the term of the Facility. The interest rates charged during 2001 ranged from 4.68% to 8.72% for the Facility.

The Company was not in compliance with the financial covenants of the Facility at December 31, 2000. To cure this non-compliance, the Facility was amended on February 16, 2001 and April 16, 2001 to remove certain non-recurring charges from EBITDA for the third and fourth quarters of 2000, to reduce the minimum net worth requirement from $29 million to $28 million, and to lower the Funded Debt to EBITDA ratio. The amendments also shortened the maturity date of the Facility to January 21, 2004, increased certain interest spreads above LIBOR and require the bank's consent for future Company acquisitions and further investments in affiliates. Costs of $60,000 incurred in connection with these amendments will be amortized over the remaining term of the Facility.

The borrowing capacity on the Facility was $8 million at December 31, 2001. On December 17, 2001, the Company reduced the stated maximum borrowing capacity of the Facility to $15 million. In March, 2002 the Facility was amended to change the minimum net worth requirement to a minimum tangible net worth requirement of $7.8 million to address a charge in connection with the adoption of SFAS No. 142. The Company plans to change its credit facility in 2002 to an asset-based arrangement from the current EBITDA arrangement.

The Company's debt obligations at December 31, consist of the following:

	(in thousands)	
	2001	2000
Revolving credit facility	$6,500	$ 16,000
Seller note payable, interest payable annually at 7.25% and principal payable in equal annual installments of $33,526 through April, 2003	67	101
Seller note payable, interest payable annually at 6%, principal payable in annual installments of $20,000 through April, 2001	—	20
Term Promissory Note and other	192	2
	6,759	16,123
Less current portion	124	56
	$6,635	$16,067

Aggregate future long-term debt maturities are as follows:

Years ended December 31,	Amount
2002	$ 124
2003	135
2004	6,500
	$ 6,759

10. RELATED PARTY TRANSACTIONS

The Company leases a facility from a partnership controlled by two shareholders of the Company. This lease, which expires on May 14, 2019, requires minimum annual rent of $771,000 at a fixed rate for the first 10 years, and the Company is responsible for taxes, insurance and other operating expenses. This annual rent is comparable to the amount charged by the previous lessor.

In connection with the DMS Store Fixtures acquisition, employment agreements were made with two shareholders of the Company, which provided for guaranteed minimum payments of approximately $270,000 included in other accrued liabilities and $270,000 in other long-term liabilities at December 31, 2000. These agreements were mutually terminated in January 2001 eliminating the guaranteed minimum payments after February 2, 2001, which reduced administrative and general expenses by approximately $0.5 million in the first quarter of 2001.

11. COMMITMENTS AND CONTINGENCIES

The Company operates in leased office, warehouse and production facilities. Lease terms range from monthly commitments up to 17 years with options to renew at varying times. Certain lease agreements require the Company to pay utilities, taxes, insurance and maintenance.

As of December 31, 2001, future minimum lease commitments under non-cancelable operating leases are as follows:

Year ended December 31,	(in thousands) Amount
2002	$ 1,934
2003	1,721
2004	1,704
2005	1,686
2006	987
2006 and thereafter	10,794
Total minimum lease commitments	$18,826

Rental expense, exclusive of supplemental costs, was approximately $ 2,135,000, $3,153,000 and $2,564,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company is engaged in legal proceedings in the normal course of business. The Company believes that any unfavorable outcome from these suits not covered by insurance would not have a material adverse effect on the financial statements of the Company.

12. INVESTMENT TRANSACTION

On November 20, 2001, the Company issued 5,300,000 shares of its common stock and warrants expiring on November 19, 2011 to purchase 5,300,000 shares of its common stock for an aggregate of $2,650,000. This transaction was approved by the Company's shareholders at the Annual Meeting of Shareholders held on November 7, 2001. Costs incurred in connection with this transaction were $378,000.

13. WARRANTS AND STOCK OPTIONS

Warrants

On November 20, 2001, the Company issued warrants expiring on November 19, 2011 to purchase an aggregate of 5,300,000 shares of common stock at an exercise price of $.50 per share in connection with an investment transaction approved by the Company's shareholders at the Annual Meeting of Shareholders held on November 7, 2001. The fair value of these warrants using the Black-Scholes pricing model was $742,000.

On October 12, 1999, the Company issued warrants to purchase 100,000 shares of common stock at an exercise price of $2.50 per share to the Company's financial adviser in connection with a debt restructuring project. These warrants are exercisable on or before October 12, 2004.

Stock Options

In August 1990, the Company adopted the 1990 Incentive Plan which provides for the granting of Incentive Stock Options ("ISO") and a 1990 Nonstatutory Option Plan which provides for the grantings of Nonstatutory options ("NSO") (collectively, "the 1990 Plans"). Under the 1990 Plans, 1,450,000 shares of Common Stock are authorized for issuance under options that may be granted to employees. Options are exercisable at a price not less than the market value of the shares at the date of grant in the case of ISO's, and 85% of the market value of the shares in the case of NSO's.

The Company Directors' and Consultants' Stock Option Plan provides for the granting of options to purchase up to 73,600 common shares to directors and consultants who are neither principal stockholders, nor receive salary compensation. Prices are determined as in the Nonqualified Stock Option Plan. The 1992 Director Stock Plan ("1992 Plan") was amended in June 1998 to eliminate non-discretionary annual stock awards, to provide stock awards or options as determined by the Board and to increase the authorized shares to a total of 250,000.

In June 2000, the Company adopted the 2000 Equity Incentive Plan which provides for the granting of up to 735,000 Common Stock options, stock appreciation rights, stock units and restricted shares to employees, outside directors and consultants. Options are exercisable at a price not less than the market value of the shares at the date of grant in the case of ISO's, and 85% of the market value of the shares in the case of NSO's. Terms of other securities are determined by a committee of the Board of Directors. No options were outstanding under this plan at December 31, 2001.

In November 2001, the Company adopted the 2001 Equity Incentive Plan which provides for the granting of up to 2,000,000 Common Stock options and restricted shares to employees, outside directors and consultants. Options are exercisable at a price not less than the market value of the shares at the date of grant in the case of ISO's. Terms of other securities are determined by a committee of the Board of Directors. No options were outstanding under this plan at December 31, 2001.

The following is a summary of stock option transactions and exercise prices:

	Shares	Price Per Share	Weighted Average
Outstanding at December 31, 1998	1,656,212	$1.60 to $7.00	$3.10
Granted	195,575	$2.00 to $4.13	$2.77
Expired	(156,990)	$2.00 to $6.00	$3.92
Exercised	(3,575)	$2.80 to $2.80	$2.80
Outstanding at December 31, 1999	1,691,222	$1.60 to $7.00	$3.10
Granted	656,064	$1.60 to $4.00	$ 2.22
Expired	(607,264)	$1.60 to $7.00	$ 2.28
Exercised	—	—	—
Outstanding at December 31, 2000	1,740,022	$1.60 to $6.25	$ 3.03
Granted	75,000	$2.00	$2.00
Expired or cancelled	(1,148,500)	$1.60 to 6.00	$2.94
Exercised	—	—	—
Outstanding at December 31, 2001	666,522	$2.00 to $6.25	$3.13

The following table summarizes information concerning outstanding and exercisable stock options as of December 31, 2001:

		Options Outstanding	Weighted Average		Options Exercisable	
	Range of Exercise Prices	Number of Options And Awards	Remaining Life (Years)	Exercise Price	Number of Options and Awards	Weighted Average Exercise Price
1990 Plans	$2.00 to $4.13	70,000	4.04	$2.30	70,000	$2.30
1992 Plan	$2.00 to $2.88	79,331	3.33	$2.01	59,339	$2.01
	$3.57 to $6.25	70,000	1.09	$5.10	70,000	$5.10
Plan Totals	$2.00 to $6.25	149,331	2.28	$3.46	129,339	$3.68
Other	$2.00 to $3.50	297,198	2.60	$2.40	225,531	$2.42
	$3.88 to $6.00	149,993	1.29	$4.64	133,327	$4.72
Total Other	$2.00 to $6.00	447,191	2.16	$3.15	358,858	$3.27
Grand Total	$2.00 to $6.25	666,522	2.38	$3.13	558,197	$2.72

The following is a summary of stock options exercisable at December 31, 2001, 2000 and 1999, and their respective weighted-average share prices:

	Number of Shares	Weighted Average Exercise Price
Options exercisable December 31, 2001	558,197	$2.72
Options exercisable December 31, 2000	1,257,597	$3.24
Options exercisable December 31, 1999	1,569,853	$3.03

The Company adopted the disclosure – only provisions of SFAS No. 123, "Accounting for Stock-based Compensation." The Company will continue to apply the provisions of Accounting Principles Board Opinion 25 in accounting for its stock option plans. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and diluted income per common share would have been reduced to the pro forma amount as follows:

		(in thousands except per share amounts) Year ended December 31,		
		2001	2000	1999
Net income (loss)	As reported	$(1,136)	$(1,106)	$809
	Pro forma	(1,152)	(1,358)	532
Diluted income (loss) per common share	As reported	$(.14)	$(.15)	$.10
	Pro forma	(.14)	(.18)	.07

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. Assumptions used to calculate the fair value of option grants in 2001, 2000 and 1999 include the following:

Assumption	2001	2000	1999
Dividend yield	0.0%	0.0%	0.0%
Risk-free rate	5.0 %	6.0%	5.6%
Expected life	3-5 years	3-5 years	2-3 years
Expected volatility	65%	71%	60%
Fair Value	$.05	$1.02	$1.13

14. EMPLOYEE BENEFIT PLANS

The Company maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code which provides retirement benefits to certain employees of the Company and its wholly-owned subsidiaries who meet certain age and length of service requirements. The Company's contribution to the Plan is determined by management. Charges to income with respect to this Plan were $64,000 and $105,000 in 2000 and 1999, respectively. There were no charges in 2001 with respect to this Plan.

15. INCOME TAXES

The components of the provision for (benefit from) income taxes were as follows:

		(in thousands)	
	2001	2000	1999
Current:			
Federal	$100	$ (90)	$ 192
State	-	26	53
Deferred:			
Federal	(604)	(187)	455
State	42	(16)	27
	$(462)	$ (267)	$ 727

A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

	2001	2000	1999
Federal statutory rate	(34%)	(34)%	34%
State income tax, net of federal income tax effect	3	1	3
Non-deductible expenses	12	14	10
Non-taxable income	(12)	-	-
Other, net	2	-	-
	(29)%	(19)%	47%

The net deferred tax asset at December 31, 2001 and 2000 consist of the following:

	(in thousands)	
	2001	2000
Accounts receivables	$ 193	$ 174
Inventories	477	400
Property and equipment	(34)	61
Accrued expenses and compensation	108	137
Goodwill and intangibles	(912)	(666)
Operating loss and credit carryforward	898	119
Other, net	536	479
	$ 1,266	$ 704

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized unaudited quarterly financial data for the years ended December 31, 2001 and 2000 are:

	(in thousands except per share amounts)			
	March 31	June 30	September 30	December 31
2001				
Net sales	$20,877	$22,150	$17,072	$16,873
Gross profit	5,149	5,172	3,951	2,783
Net income (loss)	384	104	(256)	(1,368)
Basic net income (loss) per common share *	.05	.01	(.03)	(.14)
Diluted net income (loss) per common share *	.05	.01	(.03)	(.14)
2000				
Net sales	$25,052	$24,790	$21,482	$21,209
Gross profit	6,436	5,553	4,065	4,271
Net income (loss)	616	210	(1,255)	(677)
Basic net income (loss) per common share	.08	.03	(.17)	(.09)
Diluted net income (loss) per common share	.08	.03	(.17)	(.09)

* Net income per common share amounts for each quarter are computed independently. The total of the quarterly per common share amounts differ from the full year amount primarily as a result of the weighted average impact of 5,300,000 additional shares issued in November of 2001 in connection with the investment transaction described in Note 12.

Board of Directors

Jeffrey K. Harrow
Chairman of the Board

Scott J. Tarte
Vice Chairman of the Board

AJ Agarwal
Senior Managing Director – The Blackstone Group

Robert B. Ginsburg
President and Chief Executive Officer

Alan I. Goldberg
General Counsel and Secretary

Jerome S. Goodman
Former Chairman – Travel One

Richard Vague
Chairman and Chief Executive Officer – Juniper Financial

Executive Officers

Jeffrey K. Harrow
Chairman of the Board

Scott J. Tarte
Vice Chairman of the Board

Robert B. Ginsburg
President and Chief Executive Officer

Alan I. Goldberg
General Counsel and Secretary

Stephen P. Rolf
Chief Financial Officer

Affiliates

DMS Store Fixtures
Sparks Exhibits & Environments
Sparks Europe
Abex Display Systems

MARLTON TECHNOLOGIES, INC.
2828 CHARTER ROAD
PHILADELPHIA, PA 19154
215-676-6900